Exhibit 99.1

PERDIGÃO’S SALES GROW 59.5% IN THE FIRST QUARTER

Incorporation of new businesses drives performance in the domestic and export markets

Perdigão ended the first quarter of 2008 with gross sales of R$ 2.85 billion, 59.5% greater than for the same period last year, and an overall growth of 64.5% in volumes of meat, dairy products and other processed products. The results reflect the good performance in both domestic and export markets with the strengthening of the Company’s sales bases both in Brazil and overseas following the mergers of the Eleva and Plusfood businesses.

Domestic market sales amounted to R$ 1.74 billion, an increase of 69% against the same period in 2007, meats rising by 31% in sales volume and dairy products by 197%. The Elege brand leadership in UHT milk and the diversified Batavo brand portfolio were critical to the company performance in the dairy product business.

Exports reported revenues of R$ 1.1 billion, 46.7% more than the first quarter of 2007, reflecting growth rates in key markets, notably the Middle East and Far East. Total sales volume in export markets was 31.9% up for meats and 16.3% for other processed products such as pastas, pizzas and margarines.

Perdigão posted a gross profit of R$ 536.4 million, corresponding to an increase of 30.5%. However, in spite of the good sales performance, gross margin was off by 520 basis points due to cost pressures from the principal raw materials (particularly corn, soybean meal and milk), as well as others inputs, which lifted selling costs by 73%.

Operating cash generation as measured by EBITDA (operating income before interest, taxes and depreciation) was R$ 186.4 million, 10.7% higher than in relation to the same quarter in the previous year. However, the squeeze on margins from higher costs and expenses reduced net income by 18.7% in the period to R$ 51 million.

Capital expenditures amounted to R$ 1.8 billion in the quarter. Of this amount, 92.3% (or R$ 1.7 billion) was allocated to the acquisition of Eleva and Plusfood. The Company also spent a further R$ 143.2 million on enhancing productivity, improvements and new projects between January and March, or 14,4% more than in the same period for the preceding year.

NUMBERS FOR THE QUARTER

R$ million

	1Q08	1Q07	Change %
Gross Sales	2,846.7	1,784.7	59.5
Domestic Market	1,742.7	1,032.3	68.8
Exports	1,104.0	752.4	46.7
Net Sales	2,461.7	1,523.1	61.6
Gross Profits	536.4	411.1	30.5
EBIT	91.0	94.7	(3.9)
Net Income	51.0	62.7	(18.7)
EBITDA	186.4	168.3	10.7
Capex	1,862.8	125.0
Earnings per share R$*	0.25	0.38	(34.2)

Consolidated Earnings per Share (in R$), excluding treasury shares.

DOMESTIC MARKET

The domestic market business in meats reported a growth in sales revenue of 30.4% for the first three months of 2008, a total of R$ 908.6 million. Elaborated/processed products increased 19.4% in sales and 15.2% in sales volume. In natura poultry, pork and beef products registered a significant jump of 137.3% in sales revenue and 172% in volume due to the incorporation of the Avipal business in whole chicken and chicken cuts.

It is worth mentioning in particular the performance of other processed products including pastas, pizzas, margarines, frozen vegetables, cheese bread, the soybean based vegetarian line, together reporting growth of 170.3% in volume and 100.7% in sales revenues.

Dairy products accounted for 34.3% of domestic market sales in the quarter, totaling R$ 597.7 million, and making a positive contribution to operating margin in this market. This was achieved in spite of the high price of milk catchment relative to the selling price of finished products such as UHT and pasteurized milk.

Perdigão recorded improved milk sales volume of 391.5% due to the integration of the Eleva and Batávia operations. The increase in dairy processed products was 68.3% in sales revenues and 40.4% in volume terms.

EXPORTS

Meat exports in the first quarter amounted to 262.7 thousand tons, also boosted by the incorporation of output from Eleva and Plusfood. Exports of elaborated/processed products rose 20.9% in volume, while there was an increase of 34.4% for in natura products.

Some 4 thousand tons of dairy products were exported, the highlight here being powdered milk, butter and cheese, equivalent to sales of R$ 30.3 million for the quarter.

Average export prices of meats and meat products continued buoyant in the first three months of the year, recording a rise of 30.7% in FOB dollars and 8.4% in Reais, the latter result reflecting the squeeze on revenues in local currency due to the appreciation of the Real against the US dollar.

The good performance in the leading markets and the improvement in average prices were not enough to offset the effects of average costs which registered an increase of 15.5% - the affect of the impact of higher grain prices on exported meat commodity products and reflected in narrower margins.

STOCK MARKET

Financial trading volume was 171% higher than the first quarter 2007 with an average of US$ 26.3 million/day negotiated on the Bovespa and the NYSE – New York Stock Exchange. This performance was achieved despite the turmoil in the international capital markets.

This scenario adversely impacted performance of the shares and ADRs, which reported a decline of 9.1% and 7.5%, respectively.   Trading volume in the Company’s shares was up year-on-year by 37.3% and ADRs, by 94.6%, Perdigão maintaining its lead with 40.5% of all sector transactions on the Bovespa and 40.4% for those conducted in ADRs on the NYSE and translating into the best liquidity among Brazilian food companies.

São Paulo, April 24 2008.

For more information, contact:

Investor Relation

acoes@perdigao.com.br

(55) (11) 3718-5465